GEOSOLAR TECHNOLOGIES, INC.
                            1400 16th Street, Ste 400
                                Denver, CO 80202
                                  720-932-8109


                                October 27, 2021


Sherry Haywood
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   GeoSolar Technologies, Inc.
            Registration Statement on Form S-1
            File No. 333-255887

     GeoSolar Technologies, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Friday, October 29, 2021 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,

                                GEOSOLAR TECHNOLOGIES, INC.


                                /s/ Stone Douglass
                                ---------------------------
                                Stone Douglass
                                Chief Executive Officer